FOR IMMEDIATE RELEASE: September 13, 2011	PR 11-22

North Main Zone Expanding at Atna's Briggs Mine

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCBB:ATNAF) is pleased to report new drilling results from its Briggs Mine, Inyo County, California (“Briggs”). Drilling continues to confirm and extend the North Main Briggs and Deep Briggs gold zones.

Highlights of the July and August drill results include:

North Main Briggs
•	40 feet (12.2 m) grading 0.024 oz/ton gold (0.84 g/t) from 220 feet to 260 feet (67.1-79.3 m) in hole NMB11-076
•	35 feet (10.7 m) grading 0.065 oz/ton gold (2.22 g/t) from 160 feet to 195 feet (48.8-59.5 m) in hole NMB11-077

Deep Briggs
•
90 feet (27.4 m) grading 0.030 oz/ton gold (1.03 g/t) from 50 feet to 140 feet (15.2-42.7 m)  and 150 feet (45.7 m) grading 0.018 oz/ton gold (0.63 g/t) from 395 feet to 545 feet (120.4-166.2 m) in hole number BMD11-079

•
95 feet grading 0.017 oz/ton gold (0.59 g/t) from 405 feet to 500 feet (123.5-152.4 m) in hole number BMD11-084 25 feet (7.6 m) grading 0.064 oz/ton gold (2.19 g/t) from 55 feet to 80 feet (16.8-24.4 m) in hole BMD11-087

"We anticipate that the strong 2011 drilling results and the substantial increase in gold price should enable us to increase ore reserves and extend mine life beyond the current plan. The new information will be incorporated into the Briggs resource model and mine plan by year end 2011," said James Hesketh, President & CEO.

These new drill holes are contiguous with, extend and infill the broad mineralized zones reported in previous press releases issued between February and July 2011. One hole remains to be drilled in the program and ten additional holes have been completed and samples shipped for assaying. Total footage in the program currently stands at 30,971 feet in 55 holes.

The Company expects to complete the Briggs drilling program in September, drilling will then move to the Company’s Reward Gold project in Nye County, Nevada.

Details of the recently received drill hole assay results are displayed below.

From-feet (meters)	To-feet (meters)	* Length-feet (meters)	Ounces/ton Au (grams/tonne Au)	Zone
MAIN BRIGGS & DEEP BRIGGS HOLES
BMD11-072 (Azimuth 270, Angle -50)
630 (192.1)	670 (204.3)	40 (12.2)	0.012 (0.41)	East Wall
BMD11-073 (Azimuth 340, Angle -50)
120 (36.6)	125 (38.1)	5 (1.5)	0.012 (0.41)	East Wall
BMD11-079 (Azimuth 270, Angle -80)
50 (15.2)	140 (42.7)	90 (27.4)	0.030 (1.03)	Deep Briggs
185 (56.4)	205 (62.5)	20 (6.1)	0.032 (1.09)	Deep Briggs
395 (120.4)	545 (166.2)	150 (45.7)	0.018 (0.63)	Deep Briggs
BMD11-080 (Azimuth 270, Angle -80)
160 (48.8)	175 (53.4)	15 (4.6)	0.021 (0.72)	Deep Briggs
685 (208.8)	760 (231.7)	75 (22.9)	0.019 (0.67)	Deep Briggs
810 (247.0)	825 (251.5)	15 (4.6)	0.019 (0.67)	Deep Briggs
BMD11-081 (Azimuth 0, Angle -75)
300 (91.5)	410 (125.0)	110 (33.5)	0.013 (0.44)	W. Deep Briggs
525 (160.1)	540 (164.6)	15 (4.6)	0.021 (0.72)	W. Deep Briggs
BMD11-083 (Azimuth 90, Angle -55)
0 (0)	20 (6.1)	20 (6.1)	0.023 (0.77)	Main Briggs
BMD11-084 (Azimuth 270, Angle -75)
0 (0)	65 (19.8)	65 (19.8)	0.011 (0.36)	Main Briggs
230 (70.1)	310 (94.5)	80 (24.4)	0.010 (0.34)	Deep Briggs
405 (123.5)	500 (152.4)	95 (29.0)	0.017 (0.59)	Deep Briggs
BMD11-086 (Azimuth 90, Angle -50)
0 (0) *	90 (27.4)	90 (27.4)	0.010 (0.36)	Main Briggs
235 (71.6)	255 (77.7)	20 (6.1)	0.014 (0.46)	Deep Briggs
385 (117.4)	410 (125.0)	25 (7.6)	0.019 (0.64)	Deep Briggs
490 (149.4)	525 (160.1)	35 (10.7)	0.023 (0.77)	Deep Briggs
715 (218.0)	800 (243.9)	85 (25.9)	0.013 (0.44)	Deep Briggs
BMD11-087 (Azimuth 0, Angle -90)
55 (16.8)	80 (24.4)	25 (7.6)	0.064 (2.19)	Main Briggs
200 (61.0)	255 (77.7)	55 (16.8)	0.015 (0.50)	Deep Briggs
320 (97.6)	340 (103.7)	20 (6.1)	0.010 (0.33)	Deep Briggs
445 (135.70	460 (140.2)	15 (4.6)	0.022 (0.74)	Deep Briggs
* Intercept length may not represent true thicknesses of the mineralized body due to oblique intersection of the mineralized zone by the drill hole.

From-feet (meters)	To-feet (meters)	* Length-feet (meters)	Ounces/ton Au (grams/tonne Au)	Zone
NORTH MAIN BRIGGS HOLES
NMB11-074 (Azimuth 0, Angle -90)
100 (30.5)	120 (36.6)	20 (6.1)	0.015 (0.51)	North Main Briggs
NMB11-075 (Azimuth 0, Angle -90)
100 (30.5)	115 (35.1)	15 (4.6)	0.010 (0.34)	North Main Briggs
NMB11-076 (Azimuth 0, Angle -90)
220 (67.1)	260 (79.3)	40 (12.2)	0.024 (0.84)	North Main Briggs
NMB11-077 (Azimuth 0, Angle -90)
55 (16.8)	70 (21.3)	15 (4.6)	0.022 (0.75)	North Main Briggs
160 (48.8)	195 (59.5)	35 (10.7)	0.065 (2.22)	North Main Briggs
* Intercept length may not represent true thicknesses of the mineralized body due to oblique intersection of the mineralized zone by the drill hole.

Analytical results contained within this press release were completed by standard fire assay methods with an atomic absorption or gravimetric finish by Inspectorate America Corporation, an independent, ISO certified, analytical laboratory located in Sparks, Nevada. Atna maintains a rigorous Quality Assurance - Quality Control (QA/QC) program utilizing both certified gold standards and blanks to augment Inspectorate’s internal QA/QC program.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Registered Member of the Society for Mining, Metallurgy, and Exploration, a Licensed Geologist and Qualified Person, as defined in NI 43-101, and he has verified the authenticity and validity of the technical information contained within this news release.

For additional information on Atna Resources and the Briggs Mine, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential resource or reserve expansion at Briggs. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold production and operating costs at Briggs, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2010 Form 20-F dated March 23, 2011.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com